May 6, 2009

VIA EDGAR AND FACSIMILE

John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Heckmann Corporation
Registration Statement on Form S-3
File No. 333-158266

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heckmann Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 5 p.m. EST time on May 8, 2009 or as soon thereafter as is practicable.

The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Heckmann Corporation

By:	/s/ Donald G. Ezzell
Donald G. Ezzell
Executive Vice President and General Counsel

cc:	Steven D. Pidgeon, DLA Piper LLP (US)